[SunTrust Letterhead]

February 7, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Sharon Blume
Reviewing Accountant

Re:	SunTrust Banks, Inc. (file no. 1-08918)

Form 10-K for the year ended December 31, 2006

Form 10-Q for the quarter ended March 31, 2007

Form 10-Q for the quarter ended June 30, 2007

Form 10-Q for the quarter ended September 30, 2007

Dear Ms. Blume:

We appreciate the opportunities you have provided us to discuss specific questions the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) has around SunTrust Banks, Inc.’s (“SunTrust” or the “Company”) adoption and subsequent application of Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Liabilities Including an amendment of FASB Statement No. 115”, (“SFAS 159” or “the Standard”) and especially appreciate the access to members of both the Division of Corporate Finance and Office of the Chief Accountant in such an expedited manner.

The recent discussions have centered on two themes that we wanted to specifically address below in addition to responding to the Staff’s specific questions in its letter dated January 29, 2008. These themes are (i) whether there was sufficient expanded use of fair value to support the adoption for the Standard at the asset class level (for investment securities) and the criteria applied to make this determination and (ii) the rationale for electing the fair value option under SFAS 159 for existing available for sale securities. We believe it is important to consider how both of these themes were considered in relation to the change to our overall asset liability management (“ALM”) strategy.

Given the professional judgment that is required to determine whether a substantive adoption of the provisions of SFAS 159 has occurred, we believe the open communication you have provided us has been important in further understanding your views. The complexity and level of interpretation of existing accounting standards often require reasonable professional judgments that may result in different accounting answers. While we acknowledge that alternative views could be taken on some of the issues addressed herein, we continue to believe that we have appropriately applied professional judgment and have a reasonable basis for our position, in consultation with our external auditors, to early adopt SFAS 159 as applied to each of the asset and liability classes disclosed.

SunTrust Banks, Inc.

February 7, 2008

Brief Overview of Business Basis and Background for Our Overall Adoption

A key objective of any bank is to finance its business through cost effective funding sources in order to receive the spread between the rate earned by the bank on its assets and the rate paid by the bank to raise funds. This difference is the net interest margin, which is a key operating metric for any bank. Customer deposits, especially those that do not pay interest, or pay very low rates, are a very significant component of a bank’s funding source. There are multiple considerations that are evaluated as the bank decides what rates to charge its customers and what funding sources the bank should use, or is able to use, to finance its operations. As we are sure you can appreciate, in light of this, asset liability management is a key process for successful operations and risk management of any bank.

In considering the funding sources, a bank must be careful to also consider duration. For example, if the bank makes long term fixed rate loans to customers funded through short term variable rate deposits, the difference in duration must be carefully monitored as rising rates will compress the net interest margin. In 2006 and early 2007, two key factors negatively impacted our ability to grow net interest income. The factors were a flat to inverted yield curve that persisted for an unprecedented length of time and continued over the course of 2007 and the inability to grow customer deposits, particularly lower cost demand deposits. These factors manifested themselves in several ways. The 2006 earning asset growth was funded by a lesser percentage of growth in customer deposits with the shortfall in funding provided entirely by higher cost wholesale deposits. As a result, our net interest margin declined by 17 basis points during 2006. In an effort to counteract this effect, we initiated a series of systematic balance sheet management strategies designed to reduce reliance on wholesale deposits, including: securitizations and whole loan sales of student loan assets previously held on the balance sheet; secondary market sales of mortgage loans that would normally have been held in portfolio; and active use of received-fixed swaps in lieu of securities to manage our duration position without increasing the size of the balance sheet.

While there was some steepening of the yield curve in December 2006 and January 2007, the yield curve was again strongly inverted by the end of February. In response, we intensified our focus on balance sheet efficiency in terms of controlling both the absolute size of the balance sheet, as well as the risk weighting of assets for Tier 1 capital purposes. When SFAS 159 was issued during this process, our evaluation began to include a comprehensive review and analysis of its impacts on a variety of asset and liability classes, including the securities portfolio, loan portfolio, and debt in light of the potential for early adoption of SFAS 159. The evaluation of changes to the asset liability management process identified several key opportunities to: 1) reduce the size of the balance sheet and related wholesale funding, 2) reduce risk weighted assets for Tier 1 capital purposes, 3) reduce interest rate risk, 4) significantly reduce credit risk, 5) minimize redundancy between the securities portfolio and the mortgage loan portfolio, 6) increase overall portfolio yield, and 7) maintain overall balance sheet duration.

In connection with considering how SFAS 159 elections would fit within this overall balance sheet restructuring, we examined the need for a change to our investment mix, including the duration, credit quality in light of historically tight credit spreads, and rates earned on the securities within our available for sale portfolio. Within the securities portfolio, we elected to reclassify to trading assets securities that generally represented entire classes, whether in an unrealized gain or loss position. We elected to reclassify securities that we intended to actively trade or hedge based on our recently formulated asset liability management strategies. The criteria used to select which types or individual securities to elect to transfer to trading securities was based on the interest rate, duration, and credit characteristics of the securities. Generally, we elected to reclassify available for sale securities that were lower yielding, shorter maturity, and that had greater credit risk.

SunTrust Banks, Inc.

February 7, 2008

As our adoption was based on the business need to make changes to our asset liability management strategies, which as discussed briefly above, pertained to many aspects of our balance sheet; therefore, we considered the substance of our adoption and the expanded use of fair value in this light (i.e., in its totality) instead of at the individual security level. This is discussed more fully in our previous responses. However, we also believe that our adoption and expanded use of fair value is supported at the asset and liability class level as more fully explained below.

Expanded Use of Fair Value

As discussed in paragraph 1 of SFAS 159, in addition to eliminating earnings volatility stemming from the use of mixed measurement attributes within GAAP, a primary objective of the Standard is to expand the use of fair value measurement for financial instruments, an objective that is consistent with the Financial Accounting Standards Board’s (“FASB” or “the Board”) long-term goal regarding the measurement of financial instruments. As such, we believe that understanding how the use of fair value has been expanded (both at adoption and prospectively) is an important determinant in deciding whether adoption of fair value, including for a given asset class, is substantive.

As discussed, we considered the expanded use of fair value (both at the asset class level, and across the balance sheet generally) that was driven by the long term changes in our asset liability management strategy to be a significant and appropriate motivation for adoption. Our use of fair value, both at adoption and prospectively, has included trading securities (in our Treasury line of business as part of our asset liability management activities), mortgage loans held for investment and held for sale, securitization activities, long-term debt, FHLB letters of credit, and brokered deposits. To avoid confusion, it should be separately noted that in addition to those areas where fair value was elected as the measurement objective under SFAS 159, we use fair value as required by GAAP in connection with our broker dealer business as well as for derivatives (used both for customer trades and ALM). Although there is interrelation between these and the asset and liability classes that use fair value under our adoption of SFAS 159, these activities have not been included in the analysis below in order to more clearly isolate the expanded use of fair value through the application of SFAS 159.

In assessing the expanded use of fair value, we believe it is important to determine the periods to be compared. In our view, and consistent with the view of our auditors, assessing the expanded use of fair value by considering the period prior to adoption (in our case pre-1/1/07) compared to the periods post adoption, is a reasonable approach. In this respect, the table below shows how we significantly increased the percentages of assets and liabilities carried at fair value with changes in value recognized through earnings to total consolidated assets and liabilities:

	As of
(in millions)	12/31/06	12/31/07
Total assets at fair value	$2,778	$17,064
Total consolidated assets	182,162	179,574

% at fair value	2%	10%

Total liabilities at fair value	$1,731	$9,841
Total consolidated liabilties	164,348	161,521

% at fair value	1%	6%

SunTrust Banks, Inc.

February 7, 2008

We further note that the use of fair value as a percentage of assets and liabilities within the scope of SFAS 159 is in reality even higher than the table above. Being a financial institution, a significant funding source for our activities, which largely consist of lending, is comprised of demand deposits. As previously discussed, when we described the market forces that drove the need to revise our asset liability management approach, such deposits are not eligible for the fair value option. We would create an asset liability measurement mismatch if we were to carry all the portfolio loans at fair value without being able to fair value the liabilities used to fund a significant portion of the loan portfolio. As such, if you consider the percentage of fair value used compared to assets and liabilities eligible or not funded through deposits the evidence is even more compelling that we expanded the use of fair value in connection with and post our adoption.

In addition to the overall increase in the use of fair value at the consolidated level, we also have significantly increased the use of fair value within individual classes of financial instruments, with the following financial categories being those that were impacted by our adoption of SFAS 159. The “Treasury trading securities” line item represents the specific securities that are the subject of many of the Staff’s questions.

	As of
(in millions)	12/31/06	12/31/07
Loans held for sale	$—	$6,325
Loans held for investment	—	221
Loan securitization warehouses	—	74
Treasury trading securities	—	6,544
Long-term debt	—	7,447
Brokered deposits	97	234

Although we believe the expanded use of fair value by asset class is clearly exhibited above by the point in time comparisons, we believe considering the ongoing application of fair value of the asset and liability classes is also important, and potentially more appropriate, in assessing the substantive nature of our adoption. For example, it is important to note that while the loans held for sale at fair value has ranged between $4 billion to $6 billion at any given balance sheet date post adoption, production volume that was elected under SFAS 159 in 2007 was approximately $27 billion.

Speaking specifically to the asset class the Staff has inquired about, the adoption of the Standard created a new asset class for SunTrust, treasury trading securities, which had not previously been used. The treasury trading portfolio is an important part of our revised ALM approach that we’ve previously discussed. The treasury trading account was initially “seeded” by the transfer of $16 billion in securities previously classified as available for sale. The election of fair value under SFAS 159 for this portfolio was recorded as of January 1, 2007. Subsequent to that transfer, we elected the fair value option for certain additional newly purchased securities that also aligned with our revised strategy throughout the year. Securities purchased and classified as trading (and therefore measured at fair value through earnings) during the year totaled approximately $22 billion. Trading securities purchases initially consisted of US Treasury securities, then, as we continued to refine our strategies, the mix of securities changed such that by year end the portfolio primarily consisted of longer dated agency debentures, asset backed securities, corporate bonds, etc.

SunTrust Banks, Inc.

February 7, 2008

We believe that new elections and purchases of trading securities are an important part of the determination of whether the use of fair value was expanded across this asset class. When considering the question of whether the use of fair value for the trading asset class has been expanded, in our view, the question must be evaluated based on the portfolio’s overall activity. To evaluate it based on a static balance at a given point in time, or with a very short time horizon looking solely at activity within 30 days post the adoption decision, fails to consider the inherently dynamic nature of a trading portfolio. Securities classified as trading under SFAS 115 are permitted to be traded as frequently or infrequently as necessary. In our case both the mix of the portfolio as well as the need to trade is dependent on our ALM and overall investment strategy as well as revisions to those strategies as necessitated by changing market conditions and balance sheet makeup. The flexibility to act quickly as well as the more simplistic accounting requirements the trading classification provides is one of the business advantages to having an expanded trading portfolio. We believe the Board acknowledged that increased flexibility and a reduction in the complexity of accounting were expected benefits of the Standard. As discussed in paragraphs A20 and A21 of the Basis for Conclusions in the Standard, the Board decided not to impose any eligibility requirements on electing the fair value option because it believed these requirements would increase complexity and reduce the flexibility provided entities in utilizing the fair value option. Instead, the Board attempted to address concerns regarding consistency and transparency through robust disclosure requirements. While we do not mean to infer that the Board’s decision to exclude eligibility criteria from the Standard in any way reduces an entity’s requirement to support that its objectives in adopting the fair value option result in a substantive adoption of SFAS 159, we do believe it is important to highlight that the Board acknowledged the perceived benefits associated with the Standard.

We do not believe that SFAS 159 requires specific trading assets to be held for a certain length of time. To do so would be contrary to the very nature of a trading asset as indicated in paragraph 29 of the Standard, which says the elected security should be accounted for as a SFAS 115 trading security, which generally has an expectation that it could be sold in the short-term. We also do not believe SFAS 159 requires proceeds from the sale of trading assets to be reinvested in other trading assets (i.e., the maintenance of a preset level of trading securities). The FASB specifically deliberated the situation in which the fair value option was elected for an instrument that was sold subsequent to the election and determined that disclosure of the transition adjustment would provide a reader with sufficient information to understand the entity’s application of SFAS 159. We believe that imposing a requirement to hold specific trading securities for an extended period of time would result in a requirement to maintain a minimum trading balance, which we believe is inconsistent with the Standard’s objectives and principles based approach, as well as the dynamic nature of a trading portfolio.

To be clear, we believe our adoption of SFAS 159 can be clearly distinguished from the egregious portfolio enhancement strategy that was being planned by many institutions in and around the end of the first quarter of 2007, as addressed by the AICPA’s CAQ Alert #2007-14 (the “CAQ Alert”). Such strategies lacked ongoing business substance and did not result in the expanded use of fair value on an ongoing basis. We believe the facts of our adoption are fundamentally different from such transactions and demonstrate significant intent (resulting in subsequent action) to use fair value for the asset classes impacted. Our adoption reflects a substantive business strategy, accounts for that strategy in a manner consistent with the underlying economics, and demonstrates an ongoing commitment to the increased use of fair value in our financial statements.

SunTrust Banks, Inc.

February 7, 2008

In some of the recent discussions with the Staff, it was commented that the adoption did not expose SunTrust to volatility from the treasury trading asset class due to certain hedge transactions that were disclosed, implying this was a part of the Staff’s concern when determining that the use of fair value was not expanded in a substantive manner. To clarify, the volatility associated with the transferred portfolio was recorded in P&L from January until the securities were sold in mid to late April. We did attempt to offset part of this volatility by hedging late in the first quarter, as disclosed. However, we do not believe exposure to P&L volatility is a relevant or appropriate criterion for determining whether the use of fair value was expanded. Nor do see where the accounting literature would require such a criterion. On the contrary, the Standard specifically contemplates in the objectives paragraph 1 that many assets for which the fair value option would be elected would be subject to preexisting hedges.

In summary, although we believe alternative views and interpretations could emerge when evaluating the substantive nature of our adoption of SFAS 159, we believe our position fits within the spectrum of that which is acceptable within the principles of the literature for all asset and liability classes, including the treasury trading securities.

Application of SFAS 115

The Staff has asserted that we could have sold the $16 billion in available for sale securities in the first quarter of 2007 without availing ourselves of the fair value option in SFAS 159. The Staff has also expressed concern that by electing the fair value option with respect to securities previously classified as available for sale, we avoided recognizing the net unrealized losses associated with these securities in our first quarter P&L. As these points seem to be part of how the Staff formed their view, we would like to address each of them here.

While the Staff is correct in pointing out that the Company had the ability to sell the available for sale securities, the assertion does not acknowledge the significant accounting risk and potential resulting ramifications associated with such an action. Companies and their auditors have been struggling to properly interpret the available for sale impairment model in SFAS 115 and the related FSP 115-1 for years. During our transition to Ernst & Young (“E&Y”) in late 2006, we discussed the sales of impaired available for sale securities that occurred during the year. Based on their experience and ours, we understood that it was possible to develop a perceived pattern of impaired security sales over time such that it would be concluded that the available for sale securities portfolio had been tainted and further assertions that the Company would hold impaired securities to full recovery could not be made. While no explicit guidance exists to determine how many selling events would result in such an interpretation, we determined that the option of selling available for sale securities as part of our overall balance sheet management activities was not viable until the securities recovered in value.

We also note that SFAS 115 requires a frequent ongoing portfolio review and stringent documentation to support that impairments are not other than temporary. Many times the analysis required to support this for accounting purposes differs from the analysis used in managing the portfolio, so the exercise is similar to the type of burdensome process and documentation required by SFAS 133. Further, SFAS 115 restricts securities that have been classified as available for sale from being transferred to trading indicating that such transfers should be rare.

SunTrust Banks, Inc.

February 7, 2008

SFAS 159 appropriately provided relief in all of these areas. The FASB explicitly addressed in SFAS 159 its objective of relieving the burdens of hedge accounting and noted a desire to simplify more broadly. The Standard, for example in paragraph A3 states that it will provide greater simplicity in the application of accounting guidance. We believe they were not only addressing the impact on the application of the hedge accounting guidance but were addressing simplicity more broadly, including the burdens related to SFAS 115 securities. This view would seem to be supported by the Board’s explicit decision to include existing available for sale securities in the scope of SFAS 159.

Without the explicit reference in the Standard allowing the transfer of held to maturity and available for sale debt securities to trading securities without calling into question future acquisitions of debt securities, we believe we would not have been able to transfer certain available for sale securities to trading as we would have not met the rare threshold in SFAS 115.

The Board debated whether the Standard should apply to existing available for sale securities, and its decision to include these in the scope would seem to provide relief from the “rare transfer” guidance. This one-time reclassification was consistent with other opportunities the FASB has provided preparers when new accounting standards that expand the use of fair value have been issued (e.g., SFAS 133, SFAS 155, SFAS 156, etc.).

The Board also provided a different transition than existed for transfers to trading under SFAS 115. Under SFAS 115, paragraph 15b, the unrealized gain or loss on available for sale securities that are transferred to trading is removed from other comprehensive income and recognized in P&L. However, the transition requirements of SFAS 159 specifically require such gains and losses to be recognized as a cumulative-effect adjust to beginning retained earnings in the period of adoption. Based on the deliberations surrounding the issuance of the Standard, in our view the Board was acknowledging that the benefits of expanded use of fair value outweighed the potential issues that were raised around what was viewed as an advantageous transition provision. As such, the Board opted to require disclosure such that users could understand the decisions made and effect of the transition.

Therefore , we believe that not only was our election of existing available for sale securities permitted under the Standard, but also that the related transition entry to record the related net unrealized loss through Retained Earnings on the transition date was required.

The Use of Professional Judgment

In summary, we believe that the adoption of SFAS 159 required significant professional judgment. We agree that alternate views could be taken on some of the issues addressed above. However, we continue to assert that we have a reasonable basis for our position to early adopt SFAS 159, for all of the asset and liability classes disclosed, including the treasury trading securities, and believe this view is supported by the adoption considerations outlined in the CAQ Alert regarding the adoption of the Standard as well as public remarks made by various members of the Staff on the application of professional judgment.

The CAQ Alert also addressed that determining whether a company’s adoption was substantive would require professional judgment and listed several factors that aid in making the evaluation. We considered these and believe our process and judgments made are consistent with the framework provided. We hope that the Staff will acknowledge that while interpretations and judgments may differ, we had a reasonable basis for making the judgments around our adoption. We further would welcome any suggestions the Staff might have where our disclosures could be enhanced to more plainly explain both how we adopted and continue to implement the Standard.

SunTrust Banks, Inc.

February 7, 2008

We have set forth below our responses to the comments in the letter from the Staff dated January 29, 2008, concerning the SunTrust Form 10-K for the year ended December 31, 2006, Form 10-Q for the quarter ended March 31, 2007, Form 10-Q for the quarter ended June 30, 2007, and Form 10-Q for the quarter ended September 30, 2007. For your convenience, we have listed the responses in the same order as the Staff’s comments were presented and have repeated each comment in bold face type prior to our response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 1.	Financial Statements

Notes to Consolidated Financial Statements

Note 12 – Fair Value page 24

1.	On page 6 of your response you stated that you interpreted the objective of SFAS 159 to be to expand the use of fair value in a manner that more accurately portrays the economic or cash equivalent value of certain financial instruments that an entity is actively hedging or trading. Please tell us how you concluded that your election of the fair value option for the $9 billion of available for sale securities that were immediately sold after the adoption of SFAS 159, the proceeds of which were used to purchase $5 billion of available for sale securities and to pay down $4 billion of wholesale debt, was consistent with your interpretation of the objective of SFAS 159.

Response

We would like to clarify some of the facts we have previously not communicated or disclosed as clearly as we should have. We note that $5 billion of AFS securities were not purchased with proceeds from the sale of the $9 billion in securities classified as trading assets. The $5 billion is comprised of two components: approximately $3.2 billion of available for sale securities that were acquired in late March, which was before the sales of trading securities that had been previously transferred as of the beginning of January and sold throughout the month of April, and $1.8 billion of available for sale securities that were purchased during the time of the April trading security sales.

The combined total of $5 billion of securities that were purchased and classified as available for sale in both quarters were significantly different than those transferred to trading in connection with the adoption. These securities were fixed rate, longer in duration and represented agency mortgage backed securities therefore having a credit profile advantage that became even more pronounced later in the year. In contrast, the $16 billion of securities were predominately variable rate, short duration (5 years), non-agency securities backed by residential and commercial real estate mortgages.

It is also important to emphasize that the $4 billion in debt that was repaid was a part of our balance sheet management initiative to de-leverage the balance sheet and did not result in any gain or loss as the debt was overnight wholesale funding.

As discussed in the previous section entitled “Expanded Use of Fair Value”, we do not believe SFAS 159 requires proceeds from the sale of assets for which the fair value option has been elected to be reinvested in other trading assets. We do not believe that it requires specific trading assets to be held for a specific length of time nor does it require companies to expose themselves to P&L volatility across multiple periods. We note that on this later point the Standard acknowledges that companies engage in economic hedging or other activities to avoid such volatility. Please see the additional discussion of our rationale in the response to Comment 2 below.

SunTrust Banks, Inc.

February 7, 2008

As expressed previously, we believe the principles in the Standard focus on whether the use of fair value has been expanded in connection with the Standard’s adoption and the elections made. We believe the facts surrounding our adoption support that we significantly expanded the use of fair value for the trading asset class as articulated in the opening paragraphs under the heading “Expanded Use of Fair Value” and that our adoption was driven by a significant change in our overall asset liability management strategy.

As discussed in the previous section entitled “Brief Overview of Business Basis and Background for Our Overall Adoption”, we note that our decision to elect fair value option for certain financial assets and financial liabilities was part of a comprehensive review of our balance sheet in light of the current business and economic environment. We do not believe the interpretations around the use of fair value (including the CAQ Alert) put forth a bright line of what characterized an expanded use of fair value but do believe that our judgment was thoroughly evaluated and well reasoned in light of the guidance available at the time, and supported through transparent disclosures.

2.	You stated on page 4 of your response that as a result of the adoption of SFAS 159 for $16 billion of your existing available for sale securities, you significantly altered the mix of your portfolio by reducing exposure to commercial and residential mortgage backed securities and increased your holdings of U.S. government securities. Since you stated on page 15 of your response that at the time of adoption of SFAS 159 you intended to sell all $16 billion of available for sale securities, please tell us why you believed it was appropriate to elect the fair value option for any of these securities.

Response

Our reference to the change in mix of our investing holdings was to explain that the size and economic profile of our investment securities changed as a result of our repositioning actions, which demonstrates the strong business purpose of our repositioning activities. We believe that the dissimilar nature of the available for sale securities that were sold compared to the MBS securities that were purchased (as indicated in Response #1) is another factor consistent with our business strategy that was considered in addition to the expanded use of fair value at adoption and prospectively.

By analogy, the proceeds from the sale of mortgage loans in which we elect fair value are not specifically used to originate additional mortgage loans that are fair value elected. The size of our mortgage loans at fair value is a function of a variety of factors, including production volume and product mix. This mix changes, as does the rest of our balance sheet, in response to a variety of factors including our asset liability management strategy. As stated previously, we do not believe SFAS 159’s objective pertains solely to a point in time evaluation of whether fair value elected securities were replaced with a specific percentage of fair value securities once the trading securities were sold or matured depending on how they aligned within our ALM strategy. We would suggest that the purchase of $7 billion of trading securities and the overall purchase of over $22 billion of trading securities during the year does demonstrate strong intent to utilize fair value as a measurement attribute for the trading security asset class.

SunTrust Banks, Inc.

February 7, 2008

3.	Given the information in the previous comment, please tell us in detail why you did not just sell the existing available for sale securities and elect the fair value option for the $7 billion of newly purchased securities that you wanted to account for as trading securities.

Response

There are multiple considerations a company has to weigh when making a business decision: operational, regulatory, capital, financial liquidity, accounting, etc. The accounting profession permits very limited sales of underwater available for sale securities, but indications of a pattern of such sales would likely result in difficulty substantiating an assertion of the ability and intent to hold the remaining securities in an unrealized loss position to recovery; therefore, potentially calling into question prior and future assertions. This has been a topic of much public discussion and is an area that is highly scruntized by regulators and external auditors to the point that businesses avoid significant sales of underwater securities due to the potentially detrimental accounting consequences of those actions.

In connection with transitioning to E&Y, we had specific discussions about a variety of complex accounting areas, including concepts pertaining to SFAS 115. In light of the securities sales we executed in the second half of 2006 and the fact that the challenging economic environment was persisting into 2007, E&Y was very clear that further sales of underwater available for sale securities would challenge our ability to assert our intention to hold to recovery securities in an unrealized loss position. Therefore, as we launched our balance sheet review initiative in the first quarter of 2007, significant modifications to the size and economic characteristics of the available for sale portfolio were not deemed viable for consideration. From a business perspective, we could not risk the potential future accounting ramifications from not being able to substantiate our intent to hold assertion and thereby taint our available for sale securities portfolio as this could have extremely adverse and unmanageable consequences to multiple aspects of our business.

Despite the potential accounting implications surrounding other than temporary impairment and tainting, there was strong business purpose for altering the size and economic characteristics of our available for sale portfolio. When we began evaluating SFAS 159 subsequent to its issuance and recognized that it explicitly permitted the one-time transfer of available for sale securities, upon adoption, to trading assets without calling into question future acquisitions, we felt that the accounting surrounding the ability to transfer securities to trading had been significantly clarified such that the use of the securities portfolio as a balance sheet management tool became a possible consideration. Paragraph 29 of SFAS 159 explicitly states that the election of the fair value option for existing held-to-maturity (and presumably available for sale) securities would not call into question the intent of an entity to hold other debt securities to maturity (or recovery) in the future. We believed the FASB recognized that SFAS 159 would possibly create a significant change in how an entity manages its financial instruments for asset liability purposes such that existing financial instruments would also need to be eligible for the fair value option. In addition, an objective of SFAS 159 was to simplify the accounting around financial instruments that were previously under qualifying hedges under SFAS 133 or economically hedged but on a mixed attribute basis of accounting. By analogy, we believe that FASB’s decision to permit the transfer of available for sale securities and held to maturity securities to trading securities, on a transition basis, helped ease the burden of justifying a rare transfer under this highly judgmental area of SFAS 115.

SunTrust Banks, Inc.

February 7, 2008

Every business transaction has accounting ramifications that have to be considered when making the overall decision; therefore, accounting did factor into our business decision to reduce the size and change the characteristics of our available for sale securities portfolio. However, our decision to early adopt SFAS 159 and apply it to certain classes of securities within our available for sale securities portfolio centered on the business purpose of those actions. We spent a tremendous amount of time discussing the proper accounting for the proposed transactions in order to ensure our judgments were well reasoned. Without the ability under SFAS 159 to transfer available for sale securities to trading assets, we would have had to delay using our investment portfolio as a tool to further reposition our balance sheet until either (a) we could justify a rare transfer to trading or (b) the available for sale securities recovered in value or a significant and unforeseen event occurred that would allow us to clearly document and support the sale of underwater securities.

4.	Please tell us the specific dates and amounts of the sales of the $16 billion of available for sale securities that you elected to account for under the fair value option.

Response

Please refer to Attachment I for a detail by date of the number of securities sold and proceeds received. The total proceeds received were $15.2 billion. The approximate $800 million difference between the $16 billion book value and $15.2 billion in proceeds relates primarily to approximately $180 million of pre-tax unrealized losses at the time of sale, approximately $40 million of reclassified trading securities that were not sold but rather held to maturity, and approximately $600 million in pay downs that occurred since January 1, 2007. As previously discussed, approximately 74% of the available for sale securities for which fair value was elected in the first quarter were sold in the second half of April, which resulted in us holding these securities as trading for almost one-third of our fiscal year.

5.	Please tell us whether primarily all of the $16 billion of available for sale securities for which you elected the fair value option and sold in April 2007 were in an unrealized loss position at the time of sale. If so, please tell us why.

Response

The unrealized loss was due to market interest rates in relation to the coupon on the securities. We did not attribute any of the decline in value to be the result of credit impairment as the securities were highly rated and the credit markets were stable at the time. As referenced in response to comment 4, the net unrealized loss on the securities sold at the time of sale was approximately $180 million. Our estimate of the unrealized gains at that time is $25 million to $35 million. We are unable to provide a precise amount as of the date sold because the historical cost basis, including certain purchase accounting adjustments from prior acquisitions, was not carried over when the securities were transferred from available for sale to trading, as the fair value election created a new basis of accounting.

SunTrust Banks, Inc.

February 7, 2008

6.	Please tell us whether you sold any available for sale securities during the second quarter of 2007 for which you did not elect the fair value option.

Response

During the second quarter of 2007, we sold $18.8 million of available for sale securities that had a gross unrealized loss of approximately $5,000 and gross unrealized gain of approximately $65,000. These available for sale securities were held in our Rabbi Trust and are used to fund certain long-term employee retirement benefits.

7.	You stated on page 5 of your response that the adoption of SFAS 159 provided the impetus to allow you to execute the repositioning strategies. Please tell us whether you believe that you would have conducted the same balance sheet restructuring transactions had you been unable to early adopt SFAS 159 for the $16 billion of available for sale securities.

Response

As noted in our previous responses, absent a significant and unanticipated event, we believe we would not have been able to sell or transfer to trading impaired available for sale securities until they recovered in value due to the accounting implications of SFAS 115, prior to the issuance of SFAS 159.

It’s important to point out that our balance sheet restructuring activities were much more comprehensive and extended to areas other than investment securities. We had taken meaningful actions in 2006 and early 2007 to restructure the balance sheet in light of the persistently challenging economic environment. For example, we executed the following transactions in 2006 to de-leverage the balance sheet and improve capital:

•	Sold approximately $4 billion of mortgage and student loans

•	De-leveraged the balance sheet an additional $4 billion by paying down wholesale funding

•	Executed $1.5 billion notional value received-fixed interest rate swaps

•	Significantly restructured capital improving Tier 1 capital by 70 basis points

•	In the first quarter of 2007, we sold through a structured asset participation approximately $2.2 billion of corporate loans.

SunTrust Banks, Inc.

February 7, 2008

Our evaluation of the economic and financial impacts of all of these repositioning strategies, later to include the investment portfolio, were the same even if we had been unable to early adopt SFAS 159, and in most cases were without regard to SFAS 159. As stated in our January 9th response letter, the recognition in retained earnings of the cumulative-effect transition adjustment was not a significant consideration in our decision to elect fair value on the $16 billion of securities, as our evaluation was primarily evaluated based on the impact to capital and longer-term financial analysis. Since the unrealized loss on the available for sale securities was already reflected in accumulated other comprehensive income, the reclassification to retained earnings was neutral to total equity but did negatively affect Tier 1 capital. Our analysis indicated that there was a strong business purpose for these repositioning actions.

8.	You stated on page 5 of your response that prior to early adoption of SFAS 159, you believed that you were unable to execute certain asset/liability management strategies related to the available for sale securities portfolio without potentially calling into question the available for sale classification of existing and possible future acquisitions of available for sale securities. However, on page 92 of your 2006 Form 10-K, you stated that during the second half of 2006, as part of the restructuring, you sold $4.4 billion of shorter-term securities across several categories and realized losses of $116.1 million. Please tell us how you:

a.	concluded in 2006 that you were able to sell available for sale securities in an unrealized loss position without affecting your ability to classify existing and future securities as available for sale

Response

In 2006, the economic environment shifted from growth to inflationary and the yield curve became inverted beginning in July 2006. This interest rate environment also contributed to the compression in net interest margin. Further affecting the performance of our balance sheet was the lack of growth in deposits and shift towards higher cost deposits. This increased our utilization of wholesale funding and began to put pressure on the non-core funding dependency ratio, despite the strong liquidity position of the institution. These business and economic circumstances coupled with a review of certain characteristics of our balance sheet caused us to decide to sell certain lower yielding, shorter duration securities and replace them with higher yielding, longer duration securities, as well as pay down wholesale overnight funding (i.e., Fed funds).

We concluded that the circumstances leading to these sales were both significant and unanticipated such that our change in intent occurred subsequent to the reporting date. Additionally, we had not sold securities in an unrealized loss position, to any significant degree, during the 12-months prior to the third quarter of 2006. Therefore, we did not believe that the infrequent sale of underwater securities would constitute a pattern and result in the inability to make the assertion in future periods that we had the ability and intent to hold securities in an unrealized loss position to recovery. Since our actions in 2006 related to significant and unforeseen business and economic events and were not frequent as to constitute a pattern of sales, we believed it was permissible to sell the available for sale securities without tainting our ability to continue to assert the intent and ability to hold other impaired securities in the future.

SunTrust Banks, Inc.

February 7, 2008

b.	concluded in 2007 that you were unable to do so without affecting your ability of classify existing and future securities ad available for sale

Response

Because we had sold underwater securities in two prior consecutive quarters and the market factors in the first quarter were simply the continuation of the previous developments, our ability to sell additional securities in the first quarter of 2007 was significantly hindered due to the view that a third consecutive quarter of sales would constitute a pattern. E&Y’s interpretation around other than temporary impairment and tainting of the available for sale portfolio was such that they advised us that the sale of underwater securities in the first quarter would likely hinder our ability to make a similar assertion in the future. Adding additional pressure to our inability to sell underwater available for sale securities was that business and economic conditions we were confronted with in the first quarter of 2007 were an extension and intensification of the same conditions that existed in the third and fourth quarters of 2006. Therefore, a sale of securities in the first quarter could have resulted in the judgment or presumption that under the then current economic environment, we would not be able to assert our intent to hold securities to recovery. As previously discussed, that accounting outcome would have resulted in potentially adverse consequences to our organization; therefore, after the sale of bonds in the fourth quarter and in discussion with E&Y, we committed to no further significant sales of impaired securities for the forseeable future.

9.	In light of your response on page 5 that SFAS 159 provided an impetus to execute your repositioning strategies without impacting your ability to classify existing and future securities as available for sale, please tell us why you did not disclose this in your Form 10-Q as one of the reasons that you elected the fair value option for the available for sale securities. Refer to paragraph 18(a) of SFAS 159.

Response

We believe we provided comprehensive disclosures in the MD&A section of our March 31, 2007 Form 10-Q pertaining to our rationale and thought process around our decision to early adopt SFAS 157 and SFAS 159 as well as other relevant factors we considered. However, in future filings, we can more directly reference the principle in paragraph 29 that transfers of available for sale securities into trading securities would not call into question the classification of future acquisitions of debt securities.

SunTrust Banks, Inc.

February 7, 2008

10.	Please clarify for us what you meant by each of the following statements:

a.	On page 5 of your response you stated that, “prior to our evaluation of SFAS 157 and SFAS 159 and their inter-relationship with the balance sheet management strategies we were considering, we definitively had the intent and ability to hold these securities to recovery as we did not believe sales of available for sale securities in an unrealized loss position were a viable option.

Response

Our comments in the “Application of SFAS 115” and responses to questions 3, 7, and 8b discuss how we were viewing our ability to sell additional underwater securities at the end of the fourth quarter of 2006. Because we were operating under the premise that further significant sales of securities in an unrealized loss position would result in the adverse consequence of not being able to substantiate our assertion to hold the securities to recovery, we had the intention to hold the temporarily impaired securities to recovery, especially since the impairment was viewed to be interest rate related.

b.	On page 18 of your response you stated that, “Without the ability to transfer securities out of available for sale, the objective of SFAS 159 would have been hindered by the provisions and interpretations of SFAS 115. SFAS 159 helped clarify the accounting interpretations related to transferring a security to trading.”

Response

Expanding the use of fair value would have been limited if an entity was not able to elect fair value option for existing eligible financial instruments. If an organization was required by the standard to take an incremental approach and apply fair value option to only new purchases of financial assets, the benefit from and use of the fair value option would have been less, especially in the current economic environment in which balance sheet growth has been constrained. By being able to transfer existing financial assets to trading, an entity is able to take a holistic approach to its asset liability management strategies and realign its balance sheet based on the current economic environment, resulting in the significantly more effective management of the overall balance sheet.

The ability to transfer securities to trading was practically not available under SFAS 115 due to difficulty in meeting the rare criterion. In addition, sales of underwater available for sale securities were being scruntized and infrequently conducted due to the highly interpretative accounting model that was being applied. Consequently organizations could not risk creating other than temporary impairment or tainting concerns due to the ongoing implications that could have on their business. As previously discussed, by SFAS 159 explicitly permitting the transfer of available for sale securities to trading securities, it not only expanded the eligibility of fair value option to existing securities, but it also provided the ability to alter the management of the balance sheet on a go forward basis, without the potential negative implications that previously existed under SFAS 115.

SunTrust Banks, Inc.

February 7, 2008

11.	Please quantify separately to the extent possible, using a systematic and rational method, the amounts of gross unrealized gains/losses as of March 31, 2007 on the available for sale securities reclassified to trading that were sold and for which the proceeds were used:

a.	To purchase $5 billion of available for sale securities, and to pay down $4 billion of wholesale debt.

Response

Please refer to Attachment II for the segregation of gross unrealized gains and losses. This information is as of December 31, 2006 due to gross unrealized gains and losses from the security’s inception date not being readily available as of March 31, 2007 as a result of the transfer of these securities to trading securities under SFAS 159. See response to comment 5 for additional information.

Based on the approximate $70 million pre-tax decline in the total net unrealized loss position related to the $16 billion of securities between December 31, 2006 and March 31, 2007, we do not believe the information we have provided as of December 31, 2006 materially misstates the analysis you are requesting; any misstatement would likely be an overstatement in the gross unrealized losses and understatement in gross unrealized gains, since interest rates declined during this period.

We elected to allocate the net unrealized losses based on a pro rata allocation relative to the $7 billion in Treasury bills purchased and classified as trading securities, $5 billion in mortgage backed securities purchased and classified as available for sale securities, and $4 billion of non-fair valued wholesale funding paid down. Due to the dissimilar nature of the available for sale securities purchased from any of the securities sold there is not a rational method for correlating the net unrealized losses on the securities sold to the particular classes of securities purchased. In addition, since $4.9 billion ($3.2 billion of mortgage backed securities and $1.7 billion in Treasury bills) were purchased prior to March 31, 2007, there is not a systematic method to allocate the net unrealized losses.

12.	On page 4 of your response you provided a table rolling forward the activity in available for sale securities and trading assets subsequent to January 1, 2007. Please provide a similar roll-forward analysis for trading securities, (specifically those securities classified as trading as a result of the election of the fair value option).

Response

Please see Attachment III for this information. The rollforward information we previously provided was supplementarily provided to demonstrate the significant and stable balance of our trading assets as of each quarter end. That rollforward was not intended to capture all of the activity within our Treasury trading securities portfolio, but was meant to illustrate carryover purchases and sales between quarters. We believe the attached information helps illustrate the large and active management of our trading securities. The types of securities purchased included U.S agency notes, corporate bonds, asset backed securities, and commercial paper. These quarterly amounts are consistent with the amounts presented in the Investing Activities section of our quarterly Statement of Cash Flows.

SunTrust Banks, Inc.

February 7, 2008

13.	On page 17 of your response, describing your quarterly evaluation of other than temporary impairment, you stated that you review individual securities with (i) unrealized losses greater than $5 million, regardless of the time horizon over which the loss has accumulated or (ii) unrealized losses for at least twelve months of greater than $1 million and 5% of its initial carrying value. Please tell us the following concerning your quarterly impairment evaluation process:

a.	How you determined the above thresholds

Response

The information included in our January 9th response letter regarding the above mentioned thresholds and their applicability to our quarterly other than temporary impairment process did not fully describe our process for evaluating securities for other than temporary impairment. Our comment may have implied that securities exceeding the above referenced threshold are the only securities that are identified in connection with our other than temporary impairment analysis, which is not accurate. The securities that exceed these thresholds are the minimum securities that the Investment Impairment Committee reviews at quarter end, as we believe securities that meet those thresholds have the highest risk of potential other than temporary impairment. The following information provides a more complete description of the process we perform quarterly to evaluate securities for other than temporary impairment.

FSP FAS 115-1 specifies that impairment shall be assessed at the individual security level. As a result, we prepare a report each quarter listing all individual securities with unrealized losses. The following information is included on the report by CUSIP: description of the security, credit rating, fair value, unrealized loss, and duration of loss. However, given that our available for sale securities portfolio contained approximately 4,000 positions, we performed a detailed analysis on securities with the greatest extent and duration of impairment. This allows us to determine if these highest risk securities are other than temporarily impaired and whether additional securities warrant further review. As a result, these thresholds were established in order to identify those securities with the greatest potential of probable other than temporary impairment. While thresholds are used to perform a focused review of those specific securities meeting the threshold, all securities with unrealized losses are identified and the relevant data is provided. The magnitude of loss relative to the individual security and the duration of loss are considered each quarter, and we do not believe our evaluation of potential other than temporary impairment was hindered by the thresholds.

Our evaluation also includes whether there is any credit impairment present in the portfolio, regardless of the amount. To the extent a credit concern is present, there is additional analysis performed to determine the severity. If these credit concerns indicate that it is probable that all amounts due will not be collected, an other than temporary impairment is recognized.

b.	The accounting literature you relied upon in concluding your policy of only evaluating impairment above a certain threshold was appropriate

Response

As previously stated, the thresholds were used to determine which securities warranted a focused review by the Investment Impairment Committee but relevant information for each security in an unrealized loss position is obtained quarterly. The thresholds established for the detailed review of individual securities take into consideration the size and characteristics of our available for sale securities portfolio and our historical loss levels. We considered that the length of time and the extent to which the market value has been less than cost may be an indicator that the decline is other than temporary, and as a result, we set a lower dollar threshold (i.e., $1 million) for those securities that have had an unrealized loss greater than 12 months and 5% of its initial carrying value. Historically, the sample of securities that exceeded the threshold have been determined to not be other than temporarily impaired; therefore, given the relatively homogeneous nature of our available for sale portfolio, it is reasonable that securities with lesser duration and extent of unrealized loss would also not be other than temporarily impaired. Additionally, we felt the thresholds being used to perform our more detailed review focused on those losses that individually would be more significant to the financial statements.

SunTrust Banks, Inc.

February 7, 2008

SFAS 115 indicates the provisions of the standard need not be applied to immaterial items. Our policy is established to not create undo cost or effort by performing a detailed analysis on every security if the risk indicators suggest that is not necessary. We recognize that FSP FAS 115-1 specifies that impairment be assessed at the individual security level, and as a result we created a quarterly process that we felt complied with FSP 115-1, but also considered the practical aspects of this evaluation. Based on discussions with peer banks, we believe that our thresholds and practices are consistent with other institutions. However, given the change in the size and construct of our available for sale portfolio and current market conditions, we will evaluate changes to our policy going forward.

c.	The average notional amounts of your available for sale securities at each impairment evaluation date for the periods presented, and the number of your individual securities that had unrealized losses greater than the above thresholds at each impairment evaluation date for the periods presented.

Response

Attachment IV provides details regarding the overall average notional amount of our available for sale securities and the related total number of securities at each quarterly impairment evaluation date in 2006. Because the overall average represents the blend of a wide range of notional amounts, we also presented the average notional and related number of securities for those securities falling between the following ranges: $0 - $10 million, $10 to $25 million, $25 to $50 million, and above $50 million. We also analyzed the gross unrealized loss in relation to this same segregation of the securities portfolio and noted that approximately 10% of the gross unrealized losses related to the securities below $10 million and over 60% of the gross unrealized losses pertained to securities over $25 million. Therefore, while the threshold used to identify the securities with the greatest risk of impairment considered the size of the security, the majority of the unrealized loss was related to the larger securities in the portfolio. We have also provided the number of securities that exceeded the aforementioned threshold.

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy
Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester
Audit Committee Chairman
Mr. James M. Wells III
President and Chief Executive Officer
Mr. Raymond D. Fortin
Corporate Executive Vice President and General Counsel
Mr. Thomas E. Panther
Controller and Chief Accounting Officer
Mr. David W. Leeds
Ernst & Young LLP, Coordinating Partner
Mr. Denis J. Duncan
PricewaterhouseCoopers LLP, Engagement Partner

Attachment I to Comment 4

Detail of Securities Sold by Date

Settlement Date	Security Type	Number of Securities	Principal Proceeds Received
04/05/07	Asset Backed Securities	17	$403,882,520
04/09/07	Commercial Mortgage Backed Securities & Multi Family Mortgage Backed Securities	16	451,674,907
04/10/07	Commercial Mortgage Backed Securities & Multi Family Mortgage Backed Securities	21	466,185,633
04/11/07	US Government Securities	7	278,428,000
04/11/07	Commercial Mortgage Backed Securities & Multi Family Mortgage Backed Securities	1	25,072,266
04/12/07	Commercial Mortgage Backed Securities & Multi Family Mortgage Backed Securities	16	524,983,941
04/12/07	Corporate Securities	11	62,518,715
04/12/07	Mortgage Backed Security Passthrough	7	110,083,951
04/12/07	Collateralized Mortgage Obligation	8	139,610,688
04/13/07	Commercial Mortgage Backed Securities & Multi Family Mortgage Backed Securities	20	661,091,628
04/13/07	Corporate Securities	16	90,108,305
04/13/07	Collateralized Mortgage Obligation	23	410,821,678
04/16/07	US Government Securities	3	138,804,980
04/16/07	Asset Backed Securities	17	379,918,754
04/16/07	Collateralized Mortgage Obligation	97	2,149,232,256
04/16/07	Corporate Securities	18	137,895,250
04/16/07	US Government Securities	3	126,693,359
04/17/07	Commercial Mortgage Backed Securities & Multi Family Mortgage Backed Securities	3	62,423,621
04/17/07	Collateralized Mortgage Obligation	1	16,872,104
04/17/07	Corporate Securities	1	10,533,300
04/17/07	Mortgage Backed Security Passthrough	71	1,073,454,479
04/18/07	US Government Securities	4	146,113,516
04/18/07	Corporate Securities	10	30,351,687
04/19/07	US Government Securities	7	221,634,425
04/20/07	US Government Securities	6	133,389,474
04/23/07	US Government Securities	3	56,990,963
04/24/07	US Government Securities	2	155,104,900
04/24/07	Mortgage Backed Security Passthrough	267	6,416,965,119
04/26/07	US Government Securities	2	27,016,973
05/03/07	US Government Securities	2	124,640,250
05/04/07	US Government Securities	1	49,729,000
05/17/07	US Government Securities	1	4,885,000
05/23/07	Mortgage Backed Security Passthrough	8	28,878,973
06/18/07	Collateralized Mortgage Obligation	1	745,165
Matured 12/14/07	US Government Securities	1	41,005,000

		692	$15,157,740,781

Attachment II to Comment 11

Pro rata Allocation of Net Unrealized Losses as of December 31, 2006

	Summary of Unrealized Gains and Losses as of December 31, 2006
($ in millions)	Gross Unrealized Gains in AFS Portfolio ex. KO	Gross Unrealized Losses in AFS Portfolio ex. KO	Net Unrealized Gains/(Losses) in AFS Portfolio, ex. KO
US Government Securities	$8.0	$(12.7)	$(4.7)
Mortgage Backed Security Passthroughs	2.7	(164.3)	(161.6)
Collateralized Mortgage Obligations	0.4	(39.8)	(39.4)
Commercial Mortgage Backed Securities & Multi-family Mortgage Backed Securities	10.8	(15.6)	(4.8)
Asset Backed Securities	0.3	(17.5)	(17.2)
Corporate Securities	1.2	(5.7)	(4.5)

Total Respective Portfolio, ex. Coke	$23.4	$(255.6)	$(232.2)

Description	Amount	After-tax pro-rata allocation of net unrealized loss
Purchase of 30-year fixed rate MBS securities (AFS) in Q1 & Q2	$4,939.0	$(45.1)
Pay down of wholesale debt not at fair value	4,000.0	(36.4)
Purchase of Trading assets (Treasury securities) in Q1 & Q2	7,046.0	(64.3)

	$15,985.0	$(145.8)

Attachment III to Comment 12

Rollforward of Treasury Trading Assets

Date/Activity	Treasury Trading Assets
(in billions)
December 31, 2006	$0.0
Transfer to trading at carrying value on 1/1/2007	15.4
Cumulative effect adjustment to retained earnings	(0.2)
Purchases	2.3
Sold, called, matured, paid off	(0.5)
MTM Adjustments	0.1

March 31, 2007	17.1
Purchases	9.7
Sold, called, matured, paid off	(17.8)
MTM Adjustments	(0.1)

June 30, 2007	8.9
Purchases	7.8
Sold, called, matured, paid off	(11.7)
MTM Adjustments	(0.1)

September 30, 2007	4.9
Purchases	2.9
Sold, called, matured, paid off	(0.8)
MTM Adjustments	(0.5)

December 31, 2007	$6.5

Summary of Purchases (in billions):
January 1, 2007 to December 31, 2007	$22.7
April 1, 2007 to December 31, 2007	20.4

Attachment IV to Comment 13(c) (d)

Distribution of Available for Sale Securities Portfolio by Size of Security

	$50MM and Greater			$25MM to $50MM			$10MM to $25MM			$10MM and Less			Total			Threshold
	Book Value	Number of Securities	Average Book Value	Book Value	Number of Securities	Average Book Value	Book Value	Number of Securities	Average Book Value	Book Value	Number of Securities	Average Book Value	Book Value	Number of Securities	Average Book Value	Number of Securities
Q1 2006	8,609,592,124	100	86,095,921	6,196,042,354	175	35,405,956	6,239,063,312	370	16,862,333	3,334,827,270	3,411	977,669	24,379,525,060	4,056	6,010,731	9
Q2 2006	8,951,619,638	99	90,420,400	6,570,105,835	185	35,514,086	6,310,344,320	377	16,738,314	3,294,370,490	3,247	1,014,589	25,126,440,284	3,908	6,429,488	23
Q3 2006	8,280,700,680	92	90,007,616	6,060,514,090	170	35,650,083	5,855,055,103	354	16,539,704	3,206,742,197	3,169	1,011,910	23,403,012,070	3,785	6,183,094	6
Q4 2006	8,053,461,339	89	90,488,330	5,759,849,775	163	35,336,502	5,571,253,085	336	16,581,110	3,323,087,973	3,181	1,044,668	22,707,652,172	3,769	6,024,848	0

Average	8,473,843,445	95	89,253,067	6,146,628,014	173	35,476,657	5,993,928,955	359	16,680,365	3,289,756,983	3,252	1,012,209	23,904,157,396	3,880	6,162,040